XINYUAN REAL ESTATE CO., LTD. ANNOUNCES THIRD QUARTER 2011 FINANCIAL RESULTS

BEIJING, China, November 10, 2011 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the third quarter of 2011.

Highlights for the Third Quarter 2011
•
Total third quarter revenues were US$213.3 million, a 98.2% increase from US$107.6 million reported in the third quarter of 2010, and 16.7% increase from US$182.7 million recorded in the second quarter of 2011.

•
Contract sales totaled US$257.1 million, a 70.3% increase from US$151.0 million recorded in the third quarter of 2010, and 14.1% increase from the US$225.3 million recorded in the second quarter of 2011.

•
Total gross floor area (“GFA”) sales were 188,700 square meters, a 37.2% increase from 137,500 square meters sold in the third quarter of 2010 and 2.9% increase from 183,400 square meters sold in the second quarter of 2011.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue was 6.7% compared to 6.9% in the third quarter of 2010 and 5.6% in the second quarter of 2011.

•	Net income was US$31.2 million, a 290.0% increase from US$8.0 million reported in the third quarter of 2010 and a 1.9% decrease from US$31.8 million in the second quarter of 2011.

•
Diluted net earnings per share attributable to ordinary shareholders were US$0.21, equivalent to US$0.42 per American Depositary Share (“ADS”), compared to diluted net earnings per share of US$0.05, equivalent to US$0.10 per ADS, in the third quarter of 2010 and US$0.20, equivalent to US$0.40 per ADS, in the second quarter of 2011.

•
Cash and cash equivalents, including restricted cash, increased by US$118.2 million to US$525.1 million as of September 30, 2011 from US$406.9 million as of June 30, 2011. Short and long term debt decreased by US$14.5 million to US$303.5 million compared to US$318.0 million as of as of June 30, 2011.

•	Zhengzhou Royal Palace, a 134,000 square meter development project, was launched in September 2011.

•	On May 26, 2011, the Company announced a share repurchase program of up to US$10 million. As of September 30, 2011, Xinyuan has repurchased 2,391,500 ADS’s at a total cost of US$5.4 million.

Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer said, “We are pleased with another quarter of solid financial results as contract sales and revenue growth increased significantly on a sequential basis as well as over the prior year third quarter period.  Average selling prices increased over 10% in the third quarter from the 2011 second quarter and up over 18% compared to the 2010 third quarter.

As planned, we successfully launched one new project in the third quarter, Zhengzhou Royal Palace, which contributed approximately 10% of our total contract sales. Eleven development projects were active in the third quarter with total sellable GFA of approximately 1.2 million square meters. At quarter end we had one project in the planning stage, Zhengzhou Century East A, which is expected to commence pre-sales in the first quarter of 2012.  We remain committed to maximizing shareholder value and we have continued to repurchase ADS’s on the open market. 1.8 million ADS’s were repurchased in the third quarter at a cost of US$4.2 million.

Xinyuan has made meaningful progress in a tough market environment with our effective sales and marketing strategies including increased sales agent commissions and selective implementation of seller-financed contracts with non-local-resident buyers. We expect that our diversified project pipeline and our strong balance sheet can provide continued revenue and profit growth and will enable us to acquire additional land parcels in the months ahead. ”

Financial Results for the Third Quarter 2011

Contract Sales

Contract sales totaled US$257.1 million in the third quarter compared to US$151.0 million in the third quarter of 2010 and US$225.3 million in the second quarter of 2011. The Company’s GFA sales were 188,700 square meters in the third quarter of 2011 versus 137,500 square meters in the third quarter of 2010 and 183,400 square meters in the second quarter of 2011. The average selling price per square meter sold was RMB8,857 (US$1,362) in the third quarter of 2011 versus RMB7,480 (US$1,099) in the third quarter of 2010 and RMB8,034 (US$1,228) in the second quarter of 2011. The increased average selling prices was mainly driven by the launch of Zhengzhou Royal Palace, a premium property in an attractive location near downtown Zhengzhou.

Breakdown of GFA Sales and ASP’s by Project

	Q3 2010		Q2 2011		Q3 2011		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid I	8.6	4,788	8.9	5,474	7.6	5,674	24.9
Chengdu Splendid II	15.9	6,184	14.2	6,988	21.0	6,916	68.2
Zhengzhou Colorful Garden	11.1	7,929	1.6	14,739	1.0	13,798	3.9
Zhengzhou Modern City	58.0	7,216	13.6	8,738	17.4	8,808	78.4
Zhengzhou Royal Palace	-	-	-	-	12.1	14,388	122.2
Zhengzhou Century East B	-	-	10.0	8,664	25.7	8,705	130.8
Kunshan Intl City Garden	8.4	9,297	8.5	10,137	14.0	9,786	123.0
Suzhou Intl City Garden	9.9	12,298	3.4	13,255	20.6	10,969	79.3
Xuzhou Colorful Garden	24.5	6,811	17.4	7,751	7.6	8,785	2.1
Jinan Xinyuan Splendid	-	-	55.7	8,661	22.9	9,482	454.5
Zhengzhou Yipinxiangshan II	-	-	49.9	6,837	38.8	6,928	106.1
Others	1.1	14,182	0.2	17,294	-	-	4.9
Total	137.5	7,480	183.4	8,034	188.7	8,857	1,198.3

Revenue under the Percentage of Completion Method
In the third quarter of 2011, the Company’s total revenue using the percentage of completion method was US$213.3 million compared to US$107.6 million in the third quarter of 2010 and US$182.7 million in the second quarter of 2011. Versus the previous quarter, this quarter’s increase in revenue under the percentage of completion method is mainly due to the increase in contract sales.

Gross Profit
Gross profit for the third quarter of 2011 was US$63.8 million, or 29.9% of revenue, compared to gross profit of US$29.3 million, or 27.2% of revenue, in the third quarter of 2010 and a gross profit of US$54.5 million, or 29.8% of revenue, in the second quarter of 2011. The gross margin increase from 27.2% in the third quarter of 2010 to 29.9% in the third quarter of 2011 was primarily due to ASP increases and the launch of higher margin new projects.

The Company revised total project cost and sales projections for certain projects such that US$3.7 million of cumulative gross profit was recognized in the third quarter of 2011 under the percentage of completion method due to changes in estimates.

Selling, General, and Administrative Expenses

SG&A expenses were US$14.2 million for the third quarter of 2011 compared to US$7.5 million for the third quarter of 2010 and US$10.2 million for the second quarter of 2011. As a percentage of total revenue, SG&A expenses were 6.7% compared to 6.9% in the third quarter of 2010 and 5.6% in the second quarter of 2011. The increase in SG&A expenses was mainly due to increased sales agent commissions (an increase of US$2.4 million from Q2 2011), promotional spending on new projects (an increase of US$382,000 from Q2 2011), and retention bonuses of US$979,000.

Share-based Compensation

Share-based compensation was US$0.5 million for the third quarter of 2011 compared to US$0.7 million for the third quarter of 2010 and US$0.5 million for the second quarter of 2011.

Net Income

Net income for the third quarter of 2011 was US$31.2 million compared to US$8.0 million for the same period in 2010 and US$31.8 million in the second quarter of 2011. Net margin was 14.6%, compared to 7.4% in the third quarter of 2010 and to 17.4% in the second quarter of 2011. Diluted earnings per share for the third quarter of 2011 were US$0.21, equivalent to US$0.42 per ADS, compared to a profit of US$0.05 per diluted share, equivalent to US$0.10 per ADS, for the same period in 2010, and US$0.20 per diluted share, equivalent to US$0.40 per ADS in the second quarter of 2011.

Balance Sheet

As of September 30, 2011, the Company reported US$525.1 million in cash and cash equivalents (including restricted cash) compared to US$406.9 million as of June 30, 2011. Total debt outstanding was US$303.5 million, a decrease of US$14.5 million compared to US$318.0 million at the end of the second quarter of 2011. The value of the Company’s real estate property under development at the end of the third quarter was US$622.3 million compared to US$695.1 million at the end of the second quarter of 2011.

Project Status

Below is a summary table of projects that were active in the third quarter of 2011.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ million)
Project	Total Project	Sold to date	Total Project	Sales to date	%
					Sold
Chengdu Splendid I	231.0	206.1	187.4	160.6	85.7%	93.8%
Chengdu Splendid II	219.5	151.3	224.4	155.5	69.3%	80.4%
Zhengzhou Colorful Garden	191.9	188.0	198.4	192.3	96.9%	99.7%
Zhengzhou Modern City	255.4	177.0	329.4	208.5	63.3%	61.9%
Zhengzhou Royal Palace	134.3	12.1	218.9	26.8	12.2%	62.6%
Zhengzhou Century East B	166.5	35.7	230.3	47.7	20.7%	63.1%
Kunshan Intl City Garden	497.0	374.0	561.9	411.9	73.3%	86.8%
Suzhou Intl City Garden	205.6	126.3	316.7	190.6	60.2%	97.0%
Xuzhou Colorful Garden	102.1	100.0	115.7	113.3	97.9%	74.1%
Jinan Xinyuan Splendid	533.1	78.6	757.7	107.6	14.2%	49.8%
Zhengzhou Yipinxiangshan II	198.5	92.4	201.7	98.5	48.8%	64.8%
Others remaining GFA	4.9
Total active projects	2,739.8	1,541.5	3,342.5	1,713.3	51.3%	74.0%

As of September 30, 2011, the Company’s total sellable GFA was approximately 1,276,100 square meters for active projects and pre-revenue stage projects. Below is a summary of all projects at Xinyuan that are in the planning stage:

	Unsold GFA (m2 000)	First Pre sales Scheduled

Zhengzhou Century East A (planning)	77.8	Q1 2012
Total active projects	1,198.3
Total all Xinyuan projects	1,276.1

Fourth Quarter and 2011 Outlook

We expect contract sales in the fourth quarter of 2011 to reach US$180 to US$200 million. Revenue under the percentage of completion method is expected to range between US$180 and US$200 million while net income in the fourth quarter should be in the range of US$26 to US$30 million. Resultant full year 2011 projections are US$760 to US$780 million for contract sales, US$670 to US$690 million for revenue and US$100 to US$104 million for net income.

Percentage of Completion Accounting

Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue= Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales= Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses.

Conference Call Information

Xinyuan’s management will host an earnings conference call on November 10th, 2011 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-4746. A webcast will also be available through the Company's investor relations website at http://www.xyre.com.  Listeners may access the replay by dialing 1-858-384-5517, access code: 6823429.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2010. All information provided in this press release is as of November 10, 2011. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:
Mr. Tom Gurnee
Chief Financial Officer
Tel: +86 (10) 8588-9390
 Email: tom.gurnee@xyre.com

Ms. Helen Zhang
Director of Investor Relations
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC
In U.S.: +1-646-308-1472
In China: +86 (10) 6583-7511
Email: William.zima@icrinc.com

 (Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)

Revenue	213,272	182,682	107,583

Cost of revenue	(149,464)	(128,195)	(78,317)
Gross profit	63,808	54,487	29,266

Selling and distribution expenses	(6,773)	(3,904)	(2,471)
General and administrative expenses	(7,453)	(6,271)	(4,986)

Operating income	49,582	44,312	21,809

Interest income	1,230	878	377
Share of income in an equity investee	-	-	667
Exchange gains	-	23	152
Income from operations before income taxes	50,812	45,213	23,005

Income taxes	(19,591)	(13,399)	(15,007)

Net income	31,221	31,814	7,998
Less: net income/ (loss) attributable to non-controlling interest	(59)	639	-
Net income attributable to shareholders	31,280	31,175	7,998

Earnings per share:
Basic	0.21	0.20	0.05
Diluted	0.21	0.20	0.05
Shares used in computation:
Basic	151,015	153,162	153,173
Diluted	151,015	153,162	153,248

XINYUAN REAL ESTATE CO., LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended

	September 30,	September 30,
	2011	2010
	(unaudited)	(unaudited)
Revenue	487,738	312,781

Cost of revenue	(344,370)	(238,647)
Gross profit	143,368	74,134

Selling expenses	(12,564)	(7,396)
General and administrative expenses	(19,225)	(16,391)

Operating income	111,579	50,347

Interest income	2,712	1,581
Share of income in an equity investee	-	1,306
Exchange gains	56	201
Change in fair value of warrant liabilities	-	842
Income from operations before income taxes	114,347	54,277

Income taxes	(39,651)	(24,761)

Net income	74,696	29,516
Less: net income attributable to non-controlling interest	593	-

Net income attributable to shareholders	74,103	29,516

Earnings per share:
Basic	0.49	0.19
Diluted	0.49	0.19
Shares used in computation:
Basic	152,439	152,372
Diluted	152,439	156,114

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	364,247	270,262	213,326
Restricted cash	160,806	136,594	82,305
Accounts receivable	22,434	4,912	3,511
Other receivables	10,123	8,666	6,462
Other deposits and prepayments	71,091	63,669	34,790
Advances to suppliers	15,812	16,910	21,933
Real estate property development completed	6,030	6,809	1,470
Real estate property under development	622,345	695,074	710,585
Other current assets	429	542	663

Total current assets	1,273,317	1,203,438	1,075,045

Real estate properties held for lease, net	19,213	20,129	19,876
Property and equipment, net	2,664	2,254	2,687
Other long-term investment	247	242	242
Deferred tax asset	692	1,186	1,925
Other assets	3,181	3,528	4,190

TOTAL ASSETS	1,299,314	1,230,777	1,103,965

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2011	2011	2010
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	175,929	170,707	150,670
Short-term bank loans	179,362	181,729	186,631
Customer deposits	65,023	44,948	22,789
Income tax payable	38,056	36,815	40,895
Deferred tax liabilities	47,592	34,795	18,731
Other payables and accrued liabilities	47,884	43,638	39,162
Payroll and welfare payable	3,061	2,313	4,539
Current portion of long-term debt	296	296	331

Total current liabilities	557,203	515,241	463,748

Non- current liabilities
Long-term bank loans	82,831	96,789	70,213
Unrecognized tax benefits	13,707	13,460	13,151
Other long-term debt	41,046	39,194	38,688
TOTAL LIABILITIES	694,787	664,684	585,800

Shareholders’ equity
Common shares	15	15	15
Treasury shares	(5,417)	(1,260)	-
Additional paid-in capital	509,487	509,007	507,973
Retained earnings (accumulated deficit)	71,893	29,737	(17,749)
Statutory reserves	27,559	27,559	27,559
TOTAL SHAREHOLDERS’ EQUITY	603,537	565,058	517,798

Non-controlling interest	990	1,035	367

TOTAL EQUITY	604,527	566,093	518,165

TOTAL LIABILITIES AND
EQUITY	1,299,314	1,230,777	1,103,965